

September 13, 2011

<u>Via Email</u>
Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway
Suite 205
Henderson, Nevada 89052

      Re: **Blue Earth, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 31, 2011
                Form 10-Q for the Quarterly Period Ended June 30, 2011
                Filed August 15, 2011
                Amendment No. 2 to Form 10-K for the Fiscal Year Ended
                 December 31, 2009
                Filed on April 12, 2011
                Amendment No. 3 to Form 10-K for the Fiscal Year Ended
                 December 31, 2008
                Filed on April 12, 2011
                Form 8-K dated August 27, 2010
                Filed August 31, 2010
                Amendment No. 1 to Form 8-K dated December 30, 2010
                Filed April 6, 2011
                Amendment No. 2 to Form 8-K dated October 30, 2009
                Filed on April 12, 2011
                File No. 333-148346

Dear Dr. Thomas:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.   We note the disclosure in the General and Administrative Expenses section on page 32 disclosing your loss from continuing operations excluding non-cash items. This disclosure appears to be a non-GAAP measure. Please amend the filing to comply with Item 10(e) of Regulation S-K.

2.   Please tell us why you disclose in the first sentence of the Critical Accounting Estimates section on page 33 that your MD&A is based on unaudited condensed consolidated financial statements. Alternatively, amend the filing to correct the disclosure.

Item 8. Financial Statements and Supplementary Data, page 34

Report of Independent Registered Public Accounting Firm, page 36

3.   We note that the company changed its name from Genesis Fluid Solutions Holdings, Inc. to Blue Earth, Inc. Please request Salberg & Company, P.A. to revise their report to refer to the company's current name - e.g., Blue Earth Inc. (formerly known as Genesis Fluid Solutions Holdings, Inc.).

4.   We note the explanatory paragraph regarding the company's ability to continue as a going concern and the reference to Note 3. However, we note that the information referenced is not included in the notes to the financial statements. Please have your former auditors, Salberg & Company, P.A., tell us how they considered the guidance in AU Section 341.16 in their reissued report.

5.   We note that the 2009 financial statements were revised to present the operations of Genesis Ltd. as discontinued operations. Please have your former auditors, Salberg & Company, P.A., tell us why they have not dual-dated their opinion for this change. Refer to AU Section 530.07 and AU Section 508.71 - .73.

Consolidated Statements of Operations, page 38

6.   We note that you placed brackets around the amount of your total other income of $22,158 in 2009. Since it appears that this amount represents income and not expenses, please remove the brackets in future filings, including any amendments.

Consolidated Statements of Cash Flows, page 40

7.   We note that for 2009, you reconcile your loss from continuing operations to net cash used in operating activities. Please amend your Form 10-K to reconcile net income to net cash used in operating activities consistent with ASC 230-10-45-2 and 45-28.

8.   We note that in 2009 you include cash that is part of your assets of discontinued operations within the amount of cash in your statements of cash flows. Please amend your Form 10-K consistent with ASC 230-10-45-4 so that the total amount of cash at the beginning and end of the period shown in the statement of cash flows is the same amount as your similarly titled line item in the balance sheet.

9.   We note that you present a consolidated statement of cash flows for 2009. Please explain the nature of the item, "Advances to subsidiary included in financing activities." In your response, explain why this account was not eliminated upon consolidation.

Note 4. Commitments and Contingencies, page 47

10.   Please tell us how you are accounting for the warrants issued to Dr. Thomas. Cite the accounting literature you relied upon and explain how you applied that literature to your facts and circumstances. We note that the warrants vest when Dr. Thomas exercises them.

11.   Please tell us how you considered the disclosure requirements of ASC 450-20-50 in your discussion of legal matters.

Note 5. Stockholders' Equity

12.   Please explain to us why you used the Black-Scholes valuation method in calculating the fair value of the derivative liabilities for the warrants with price protection features. Please explain to us how this valuation method takes into account the anti-dilution features of those instruments.

Note 10. Discontinued Operations, page 58

13.   Please tell us how you considered the disclosure requirements of ASC 205-20-50-1(c) with respect to disclosing the amounts of revenue and pretax profit or loss reported in discontinued operations.

Item 9A. Controls and Procedures, page 60

14.   We note your disclosure regarding your officers' conclusions about the effectiveness of the company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do in future filings, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition from future filings, including any amendments. This comment also applies to disclosures in your Form 10-Q.

15.   In light of the numerous staff comments requesting that you amend this document to correct errors in your financial statements, to include a corrected report from your former auditors, and to include disclosures required by US GAAP and SEC rules and regulations, please tell us how your management was able to conclude that your disclosures and controls and your internal control over financial reporting were effective at the end of the period. Please refer to the definitions of disclosures controls and procedures and internal control over financial reporting provided in Exchange Act Rules 13a-15(e) and (f) in preparing your response. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, and June 30, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements, page 3

16.   Please show us the significant components of prepaid expenses and deposits. Tell us how you are accounting for any significant balances.

17.   Please amend the Form 10-Q to summarize the significant terms of the notes payable and include the disclosures required by ASC 470-10-50.

Note 2. Significant Accounting Policies, page 7

18.   Please amend the filing to include your revenue recognition policy.

Note 3. Significant Events, page 7

19.   With respect to your agreement with Humitech, it appears that you acquired certain assets and liabilities. We refer to your Form 8-K dated December 30, 2010.

    •   Please describe and quantify for us the assets and liabilities you acquired in the transaction;

- Tell us whether you accounted for the transaction as the acquisition of assets or the acquisition of a business and why. Cite the accounting literature you applied and how you applied it to your facts and circumstances; and
- Discuss how you considered the applicable disclosures for the transaction that are required by U.S. GAAP.

20. Further, please tell us the nature of the consideration which consisted of $150,000 of affiliated debt. We note that the purchase agreement referred to $150,000 in cash. Please also explain the nature and significant terms of the inter-company note in the amount of $331,579 from Castrovilla and why you refer to this amount as an inter-company note.

21. We note that you acquired Castrovilla in 2011. Please revise to disclose, consistent with ASC 805-10-50-2, the amounts of revenue and earnings of Castovilla since the acquisition date included in the consolidated income statement for the reporting period.

22. Further, please delete the pro forma presentation presented on page 9 to only include the pro forma information required by ASC 805-10-50-2 related to revenues and earnings.

23. Please also address in your pro forma presentation and disclosures, as applicable, the comments presented below with respect to your pro forma financial information included in your Form 8-K dated December 30, 2010 and filed on April 6, 2011.

24. Please also amend the Form 10-Q to disclose the following consistent with ASC 805-20-50 and 805-30-50:

- The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed;
- For assets and liabilities arising from contingencies recognized at the acquisition date the amounts recognized at the acquisition date and the measurement basis applied and the nature of the contingencies;
- For contingencies that are not recognized at the acquisition date, the disclosures required by ASC 450, if any;
- The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration; and
- For contingent consideration arrangements, the amount recognized as of the acquisition date, a description of the arrangement and the basis for determining the amount of the payment, and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated, or, if the maximum amount of the payment is unlimited, disclose that fact.

25. Please tell us in sufficient detail how you are accounting for and valuing the guaranty agreements with Humitech and the former shareholders of Castrovilla. In your response, cite the accounting literature you relied upon and how you applied the literature to your facts and circumstances.

26.   Please reconcile the number of shares issued to acquire Castrovilla as disclosed on page 8 (1,011,905 shares) with Section 1(d) of Exhibit 2.2 of your Form 8-K dated December 30, 2010 and filed on January 24, 2011, which refers to 922,619 shares.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Company Overview, page 12

27.   Please tell us the significant terms of the license acquired on May 16, 2011. Tell us the method used to value the license and the useful life you assigned to the asset.

Amendment No. 1 to Form 8-K dated December 30, 2010 filed April 6, 2011

Exhibit 99.1

Note 1. Summary of Significant Accounting Policies, page F-6

Company Background, page F-6

28.   Please tell us why you combined the audited financial statements of Castrovilla and Humitech. Refer to ASC 810-10-20. Please also discuss how you considered the nature of the underlying transactions whereby you acquired all of the outstanding shares of Castrovilla versus only certain assets and liabilities of Humitech in your presentation of combined financial statements for purposes of complying with Item 9.01 of Form 8-K.

Fair Value of Financial Instruments, page F-7

29.   Please tell us why you include the distributorship in this disclosure. Please further tell us the nature and significant terms of the distributorship agreement and explain how you are accounting for the agreement, including any payments you are required to make.

Property and Equipment, page F-6

30.   Please explain why you provide disclosure of the useful lives of furniture and fixtures, machinery and equipment, and buildings. We note from page F-10 that the major classes of assets are office and computer equipment, manufacturing and installation equipment, and vehicles. Please tell us the useful lives for the major classes of assets presented on page F-10.

Revenue Recognition, page F-8

31.   We note that the company installs products, repairs and performs preventative maintenance on refrigeration equipment and retrofits commercial refrigeration equipment according to northern California municipal utility rebate programs. Please tell us whether your sales include both products and services and how you considered ASC 605-25. Please also explain the nature of the utility rebate programs and how you account for those programs and why, citing the accounting literature you relied upon.

Note 4. Loans and Notes Payable, page F-10

32.   Please tell us the significant terms of the installment loans, related party loans, and bank line of credit. Tell us the nature of the related party relationship. Tell us how you considered the disclosures required by ASC 470-10-50-5 and 850-10-50.

Note 6. Commitments and Contingencies, page F-11

33.   We note that you only discuss the possible impact of legal proceedings on your financial position. You do not discuss the impact on your results of operations or cash flows. Please tell us how you considered the disclosures required by ASC 450-20-50.

Exhibit 99.2

34.   We note that you filed an amendment to your December 31, 2010 Form 10-K to correct certain clerical errors contained in certain numbers within the consolidated balance sheet and consolidated statements of operations. Please similarly amend the pro forma statements in your Form 8-K so that the historical balances of the company are consistent with your amended Form 10-K.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-14

35.   You disclose that you valued the shares issued to acquire Castrovilla based on the quoted market price of your shares on the *effective date* of the transaction, January 1, 2011, which was $1.90 per share, or $1,921,081. We note that the *closing date* for the merger was January 19, 2011 when the market price for your shares closed at $1.55 per share. Please tell us how you evaluated ASC 805-30-30-7 in determining to use the market price as of the effective date and not the closing date in determining the acquisition date fair value of the consideration.

36.   Similarly, please also address the basis for valuing the shares issued to acquire the assets of Humitech based on the quoted market price on the *effective date* of the transaction, January 1, 2011.

37.   In this regard, we note from the disclosure in your Form 8-K dated December 30, 2010 and filed April 6, 2011, that your pro forma financial statements reflect the issuance of 267,857 shares of Blue Earth, Inc. for the net assets of Humitech and the allocation of excess purchase price above the market value of the fixed assets acquired and liabilities assumed in the acquisition to the Bay Area Gasket Guy distributorship held by Humitech. Please explain why you valued the asset based on the excess purchase price above the market value of the fixed assets acquired and liabilities assumed. Please cite the accounting literature upon which you relied and how you applied it to this transaction. Please also tell us how you determined the amortization period for the asset.

38.   Please provide us with a separate purchase price calculation and allocation table for the Humitech and Castorvilla acquisitions. It appears that you may have allocated a portion of the purchase price for Catrovilla to the distributorship held by Humitech. If so, please explain the accounting basis for your allocation.

39.   Since pro forma financial information is intended to provide investors with information about the continuing impact of a transaction, please revise to only show your pro forma statements through loss from continuing operations and do not show your results from discontinued operations. Please refer to Rule 11-02(B)(5) of Regulation S-X.

40.   Please revise to present pro forma earnings per share information and an explanation of the related pro forma adjustment.

41.   Please tell us why you did not reflect pro forma adjustments related to the amortization of the distributorship and your provision for income taxes.

42.   Please revise to add an introductory paragraph to briefly describe the transactions for which you present pro forma information, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows.

43.   Please disclose the expected amortization periods and methods of the distributorship and license.

Form 8-K dated August 27, 2010 and filed August 31, 2010

Item 2.01

44.   Please tell us the formula or principle followed in determining the amount of the consideration. Tell us how you considered this disclosure required by Item 2.01(d) of Form 8-K.

Johnny R. Thomas
Blue Earth, Inc.
September 13, 2011
Page 9

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2008 filed on
April 12, 2011
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009 filed on
April 12, 2011
Amendment No. 2 to Form 8-K dated October 30, 2009 and filed on April 12, 2011

45.   As previously requested in our letter to you dated March 17, 2011, please have a firm that
        is duly registered and in good standing under the laws of the place of its residence or
        principle office, and registered with the PCAOB, re-audit the financial statements
        previously included in the filings (i.e., the financial statements of Genesis Fluid
        Solutions Holdings, Inc. as of and for the fiscal years ended December 31, 2008 and 2007
        as well as the financial statements of Cherry Tankers, Inc. and subsidiary as of and for the
        fiscal years ended December 31, 2008 and 2007 and the periods from inception (March
        30, 2007) through December 31, 2008) and file amendments to the filings to include the
        audited financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 511-3604 or me at
(202) 551-3671 with any questions.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant